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                            July 20, 2021

       Sumant Sinha
       Chief Executive Officer
       ReNew Energy Global PLC
       C/O Skadden, Arps, Slate, Meagher & Flom (UK) LLP
       40 Bank Street
       London E14 5DS

                                                        Re: ReNew Energy Global
PLC
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed July 14, 2021
                                                            File No. 333-256228

       Dear Mr. Sinha:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 12, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Exhibits

   1.                                                   We note your response
to prior comments 9 and 10 and reissue the comment in
                                                        part. Please have
counsel revise its opinion filed as Exhibit 5.1 to opine as to ReNew
                                                        Energy Global's
corporate power and authority to execute, deliver and perform all of its obligations under the
Business Combination Agreement, the Warrant Assignment
                                                        Agreement, the Warrant
Agreement, and the Warrant Certificate, and to opine as to
                                                        whether each such
agreement has been duly authorized by all requisite corporate action on the part of the
Company, subject to approval and adoption of the Business Combination
                                                        Agreement by the
Company   s shareholders. In that regard, we also note the related
 Sumant Sinha
ReNew Energy Global PLC
July 20, 2021
Page 2
       assumptions in Exhibit 5.2. Please also have counsel remove the assumptions in clauses
       (e) and (p) of Schedule 1 in the opinion filed as Exhibit 5.1. In this regard, we note that we are unable to locate paragraph 1.1(g) and it is inappropriate to assume that the company has taken all corporate actions necessary to authorize the issuance of the securities, including the Shares, and to approve the Award Plan and Warrant
       Agreement. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameSumant Sinha
                                                              Division of
Corporation Finance
Comapany NameReNew Energy Global PLC
                                                              Office of Energy
& Transportation
July 20, 2021 Page 2
cc:       Ryan Maierson
FirstName LastName